Exhibit 99.1

Caledonia Mining Corporation Plc

Notification of relevant change to significant shareholder

 (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

January 27, 2026: Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that it received notification on January 23, 2026 from BlackRock, Inc. that on January 22, 2026 it had crossed a threshold for notification of a relevant change (as defined by the AIM Rules for Companies).

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) [i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		CALEDONIA MINING CORPORATION PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.) [v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached vi:		22/01/2026
6. Date on which issuer notified (DD/MM/YYYY):		23/01/2026
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	6.51%	0.93%	7.45%	1,439,059
Position of previous notification (if applicable)	5.63%	0.56%	6.20%

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8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights ix			% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)		Direct (DTR5.1)	Indirect (DTR5.2.1)
JE00BF0XVB15		1,258,601			6.51%

SUBTOTAL 8. A	1,258,601			6.51%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date [x]		Exercise/ Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	N/A		N/A	35,124	0.18%

			SUBTOTAL 8. B 1	35,124	0.18%

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights
CFD	N/A	N/A	Cash	145,334	0.75%

			SUBTOTAL 8.B.2	145,334	0.75%

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9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii
Full chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors	3.04%	0.00%	3.04%

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Saturn Subco, LLC
BlackRock Finance, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC
Amethyst Intermediate, LLC
Aperio Holdings, LLC
Aperio Group, LLC

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10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	23 January 2026

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